Fixed-Income Investment Strategy

Bryce A. Doty, CFA
Senior Vice President and Senior Portfolio Manager
Sit Fixed Income

Paul J. Jungquist, CFA, CGMA, CPA
Senior Vice President and Senior Portfolio Manager
Sit Fixed Income

Presentation For
Sit Mutual Funds Shareholder Luncheon
Edina Country Club
Edina, Minnesota

October 20, 2023



FED FUNDS RATE

As of September 30, 2023



Fed Funds Rate (lower bound of target range)

Source: FED, October, 2023

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U.S TREASURY YIELD CURVE

12/31/22 vs. 9/30/23



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HISTORICAL RETURNS

As of September 30, 2023

Average Annual Total Returns (%) as of September 30, 2023	1 Year	3 Year	5 Year	10 Year	Since Inception	YTD 2023
Sit Quality Income Fund (SQIFX)	1.9	0.7	1.5	1.1	1.0	1.4
Bloomberg 1-3 Yr Govt/Credit Index	2.8	-0.7	1.2	1.0	1.0	1.9

Average Annual Total Returns (%) as of September 30, 2023	1 Year	3 Year	5 Year	10 Year	Since Inception	YTD 2023
Sit U.S. Government Securities Fund (SNGVX)	-0.9	-2.2	0.3	0.8	4.5	-1.1
Bloomberg Intermediate Government Bond Index	1.3	-3.2	0.7	0.8	4.7	0.3

Sit Investment Associates

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.

SIT QUALITY INCOME FUND CLASS S NAV & 30-DAY SEC YIELD

As of September 30, 2023

Sit Quality Income Fund Historic NAV



$9.31

Sit Quality Income Fund 30-Day SEC Yield



4.35%

*The **30-Day SEC Yield** reflects the rate at which the Fund is earning income on its current portfolio of securities.*

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SIT U.S. GOV'T SECURITIES FUND CLASS S NAV & 30-DAY SEC YIELD

As of September 30, 2023





*The **30-Day SEC Yield** reflects the rate at which the Fund is earning income on its current portfolio of securities.*

 Sit Investment Associates

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SAVINGS RATE IS VERY LOW

As of August 31, 2023



Savings As A Percentage of Disposable Income

2012 - 2019 average = 6.1%

6.1%

3.9%

U.S. Personal Savings Rate

Source: Bureau of Economic Analysis, October, 2023

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U.S. CIVILIAN LABOR FORCE

As of September 30, 2023



Source: Bureau of Labor Statistics, October, 2023

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CORE INFLATION ROLLING OVER

As of September 1, 2023



CPI = Consumer Price Index; PCE = Personal Consumption Expenditures
Source: Bloomberg, October, 2023

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MUNICIPAL YIELD HISTORY

December 31, 1994 to September 30, 2023



——Bloomberg Municipal AAA Rated Bond Index

- Yields have backed up quite significantly since 2021. The Bloomberg Municipal AAA Rated Bond Index is currently near its peak from the great recession in 2008.

- The 30 year AAA municipal spot yield opened 2022 at 1.49% and backed up to 3.58% by the end of the year

- So far, in 2023 yields have bounced around but have risen sharply in the last two months.

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MUNICIPAL FUND FLOWS (WEEKLY)

As of October 11, 2023



Source: Goldman Sachs and Refinitiv Lipper U.S. Fund Flows (A Thomson Reuters Company)

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- Fund flows presented tremendous headwinds for the municipal market in 2022, with the largest outflow cycle on record

- Outflows have slowed in 2023. YTD net outflows though September 30 amount to about $9.8 billion

Source: JP Morgan

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RATED VS. NON-RATED PERFORMANCE

Sit Tax-Free Income Fund

	2021		2022		2023 YTD*	
	% of portfolio	returns	% of portfolio	returns	% of portfolio	returns
Rated bonds	73.7%	3.30%	68.9%	-16.52%	68.2%	-3.01%
Non-Rated bonds	26.3%	7.82%	31.1%	-15.02%	31.8%	0.13%
Non-Rated outperformance		**4.52%**		**1.50%**		**3.14%**

Sit Minnesota Tax-Free Income Fund

	2021		2022		2023 YTD*	
	% of portfolio	returns	% of portfolio	returns	% of portfolio	returns
Rated bonds	76.6%	2.75%	76.6%	-13.23%	76.3%	-2.43%
Non-Rated bonds	23.4%	6.24%	23.4%	-8.06%	23.7%	0.83%
Non-Rated outperformance		**3.49%**		**5.17%**		**3.26%**

* Results through 9/30/23

Past performance is not indicative of future performance. Returns are gross of fees and calculated on a time-weighted total return basis. Rated bonds are those bonds that are rated by one or more nationally recognized statistical rating organization, which currently includes Fitch, Inc., Moody's Investors Service, Inc., and Standard & Poor's Rating Services.

COUPON BOND PRICE COMPARISON

As of September 30, 2023


120.00
115.00
110.00
105.00
100.00
95.00
90.00
85.00
80.00
75.00
70.00
Dec-02
Oct-03
Aug-04
Jun-05
Apr-06
Feb-07
Dec-07
Oct-08
Aug-09
Jun-10
Apr-11
Feb-12
Dec-12
Oct-13
Aug-14
Jun-15
Apr-16
Feb-17
Dec-17
Oct-18
Aug-19
Jun-20
Apr-21
Feb-22
Dec-22
Sit Tax-Free Income Fund
MN Tax-Fee Income Fund
BB 5-Yr Muni

Sit Investment Associates

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

TAX-FREE INCOME FUNDS' YIELDS AND DURATIONS DECEMBER 2022 VS. SEPTEMBER 2023



8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
30-Day SEC Yield (%)
Tax Equivalent 30-Day SEC Yield 7.28%*
Tax Equivalent 30-Day SEC Yield 6.28%**
Sit Tax-Free Income Fund (09/30/23) 3.72%
Sit Tax-Free Income Fund (12/31/22) 3.36%
Sit MN Tax-Free Income Fund (09/30/23) 3.57%
Sit MN Tax-Free Income Fund (12/31/22) 3.20%
3.0
4.0
5.0
6.0
7.0
Duration (Years)

* 50.65% Tax Rate
**40.80% Tax Rate

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.

OTHER MUNICIPAL TRENDS

- Supply was down significantly in 2022, largely because of market volatility and rising rates. 2022 supply finished down from the prior year by about 20%. 2023 supply is further depressed – down 8% from 2022.

- Municipal credit has remained solid. In many cases, states and local governments have significant surpluses, such as the State of Minnesota with a projected $17.5 billion surplus in the FY 2024-25 biennium

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16

- Short-term and intermediate rates are among the highest observed in years – continue to take advantage

- Maintain duration near current levels, although selectively add some long duration bonds at deep discounts

- Emphasize revenue bonds, which typically offer higher yields than GO bonds

- Monitor credit risk closely – municipal credits typically perform better than corporates in sluggish or recessionary economies, but some sectors have elevated risk

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DISCLOSURES

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations.

The **Bloomberg Intermediate Government Index** is a sub-index of the Bloomberg Government Bond Index covering issues with remaining maturities of between three and five years. **The Bloomberg Government Bond Index** is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. **The Bloomberg 1-3 Year U.S. Government/Credit Index** includes all medium and larger issues of U.S. government, investment-grade corporate, and investment-grade international dollar-denominated bonds that have maturities of between 1 and 3 years and are publicly issued. **The Bloomberg 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market and is the 5-year (4-6) component of the Bloomberg Municipal Bond Index. **The Bloomberg Municipal Index** is an unmanaged index considered representative of the tax-exempt bond market. The index returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

Sit Investment Associates

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by Sit Investment and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Returns for periods greater than one year are compounded average annual rates of return.

This summary may contain the collective opinions of our analysts and portfolio managers and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice. Before you invest, please read the prospectus carefully.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayments and defaults. Income from tax-exempt funds may be subject to state & local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

Risks specific to Sit U.S. Government Securities Fund
Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Risks specific to the Sit Quality Income Fund
Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

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DISCLOSURES - CONTINUED

Risks specific to Sit MN Tax-Free Fund

Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. A relatively small number of Minnesota tax-exempt issuers may necessitate the Fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to a single economic, political or regulatory occurrence than a more diversified fund. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar-yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling interest rates may lower the income earned by the Fund and result in the Fund investing in lower-yielding securities., lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Risks specific to Tax-Free Fund

Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar-yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling interest rates may lower the income earned by the Fund and result in the Fund investing in lower-yielding securities., lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Investment Associates